Filed by Midwest Banc Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CoVest Bancshares, Inc.
Exchange Act File Number 000-20160

Midwest Banc Holdings, Inc. to acquire CoVest Bancshares, Inc. Investor Presentation November 4, 2002

Forward Looking Statements This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Important factors which could cause actual events to differ from the Company's expectations include, but are not limited to, fluctuations in interest rates and loan and deposit pricing, which could reduce the Company's net interest margins, asset valuations and expense expectations; a deterioration in the economy or business conditions, either nationally or in the Company's market areas, that could increase credit-related losses and expenses; increases in defaults by borrowers and other loan delinquencies resulting in increases in the Company's provision for loan losses and related expenses; higher than anticipated costs related to the Company's new banking centers or slower than expected earning assets growth which could extend anticipated breakeven periods at these locations; unanticipated delays or problems relating to the Company's pending acquisitions of Big Foot Financial Corp. and CoVest Bancshares, Inc.; the potential dilutive effect of future acquisitions, if any; significant increases in competition; legislative or regulatory changes applicable to bank holding companies or the Company's banking or other subsidiaries; and possible changes in tax rates, tax laws, or tax law interpretation.

Additional Information A registration statement will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of CoVest Bancshares and Midwest Banc Holdings, Inc. seeking their approval of the proposed transaction. Investors and security holders of CoVest Bancshares, Inc. are advised to read the registration statement and joint proxy statement/prospectus when they become available because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at http://www.sec.gov. These documents also can be obtained free of charge when available upon written request to Midwest Banc Holdings, Inc., Investor Relations, 501 W. North Avenue, Melrose Park, Illinois 60160 or by calling (708) 865-1053, or upon written request to CoVest Bancshares, Inc., Investor Relations, 749 Lee Street, Des Plaines, IL 60016 or by calling (847) 634-2100. CoVest Bancshares, Inc. and its directors may be deemed to be participants in the solicitation of proxies for CoVest Bancshares, Inc. to approve the merger. Information about CoVest Bancshares, Inc.'s directors is set forth in the proxy statement for its 2002 Annual Meeting of shareholders filed with the Commission. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from CoVest Bancshares, Inc.'s website at http://www.covestbanc.com. Additional information about the interest of CoVest Bancshares, Inc.'s directors in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Midwest Banc Holdings, Inc., and its directors may be deemed to be participants in the solicitation of proxies for Midwest Banc Holdings, Inc. to approve the merger. Information about Midwest Banc Holdings, Inc.'s directors is set forth in the proxy statement for its 2002 Annual Meeting of shareholders filed with the Commission. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Midwest Banc Holdings, Inc.'s website at http://www.midwestbanc.com. Additional information about the interest of Midwest Banc Holdings, Inc.'s directors in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Transaction Summary Transaction: Midwest Banc Holdings, Inc. to acquire CoVest Bancshares, Inc. Aggregate Value: $105.2 million (including options) Deal Structure: 0.925 shares of MBHI stock plus $10.25 in cash for each share of CoVest stock Stock/Cash Mix: 62.9% stock and 37.1% cash Price per COVB Share: $27.61 (based upon MBHI closing price of $18.77 on 10/31/02) Accounting Treatment: Purchase

Transaction Summary Due Diligence: Credit file review completed Price Protection: COVB may terminate if MBHI stock underperforms defined peer group by more than 17.5%, subject to certain provisions Conditions to Closing: MBHI and COVB shareholder approvals and state and federal regulatory approvals Anticipated Closing: Late-first quarter 2003 Integration Completion: Second to third quarter of 2003

Transaction Rationale The COVB acquisition is one part of a three-part strategy to expand market presence within the greater Chicago metropolitan area Fills in "market gaps" within existing franchise Creates market-effective and cost-efficient network of 20 banking centers in the greater Chicago metropolitan area with above-average revenue growth potential Eighth largest publicly traded bank holding company in Illinois Additional Market Penetration Financial Benefits Additional Positive Considerations Additional Market Penetration

Highly Attractive Regional Banking Franchise $2.8 billion in assets, $1.8 billion in loans and $2.0 billion in deposits at 9/30/02 Solid core customer base with strong Cook County franchise Attractive higher growth markets in DuPage and McHenry Counties Middle class, white collar and professional demographics Contiguous but minimal overlapping markets

Transaction Rationale Accretive to MBHI pro forma EPS in 2003: 5.6% on a cash basis and 1.8% on a GAAP basis (based on consensus estimates for MBHI and COVB and with no revenue enhancements) Provides market expansion and incremental earnings without impairing superior ROE position to peer groups Cost savings are conservative and attainable in the first 12 months of pro forma operations Additional Market Penetration Financial Benefits Additional Positive Considerations Financial Benefits

Transaction Rationale Diversifies commercial real estate portfolio with a multi-family niche and increases core deposit base Provides staffing depth for key skilled positions in lending, retail banking, and operations The COVB and BFFC transactions will increase MBHI stockholders by 3.5 times (from approximately 1,400 to 4,900). Moreover, with the additional 4.9 million shares outstanding stock liquidity will significantly increase Additional Market Penetration Financial Benefits Additional Positive Considerations Additional Positive Considerations

Overview of Midwest Banc Holdings, Inc. (MBHI) Bank holding company headquartered in Melrose Park, IL with $1.9 billion in assets ($2.1 billion after completion of the pending BFFC transaction) with insurance and retail securities brokerage service subsidiaries 9/30/02 YTD earnings of $19.1 million - 48.1% higher than comparable period in 2001. ROAA of 1.37% and ROAE of 23.87% Five year historic EPS compounded average annual growth rate: 16.5% Eighth largest publicly traded bank holding company in Illinois Nasdaq listing for common stock (MBHI) and AMEX listing for trust preferred stock securities (MBH.pr)

Overview of CoVest Bancshares, Inc. (COVB) Bank holding company with $600 million in assets, headquartered in Des Plaines, IL. Additional banking centers in Schaumburg and Arlington Heights Established in 1992 and converted from a thrift in 1997 Publicly traded on Nasdaq (symbol: COVB) September 2002 YTD earnings - $5.0 million. 18.5% higher than comparable period in 2001 2002 YTD: ROAA of 1.12% and ROAE of 14.45% Expertise in multi-family unit lending and commercial real estate

MBHI's Three Step Approach to Strategic Growth Internal Growth: Internal growth from deposit and loan penetration in existing markets. Further acceleration in revenue growth from fee- generating business lines De Novo Branching: Glenview and Addison banking centers announced. Openings are anticipated in the second quarter of 2003 Acquisitions: Big Foot Financial Corp. $208.7 million in assets announced in July 2002 and anticipated to close in January 2003 CoVest Bancshares, Inc. $600.4 million in assets with an anticipated closing in late-first quarter 2003

Big Foot Financial Corp. Three banking centers with $131.7 million in deposits and $169.4 million in loans at 9/30/02 Long Grove - affluent, high revenue growth potential Wicker Park/Bucktown - established MBHI customer base and rehab lending Norridge - strong core deposit generation in contiguous market

Glenview and Addison De Novo Branches Established MBHI customer base in local markets Attractive retail customer demographics Low to moderate fixed overhead in facilities 8 to 10 months to break even and 15 to 18 months on a cumulative basis

CoVest and the Northwest Corridor Three banking centers with $462.9 million in deposits and $517.6 million in loans at 9/30/02 Largest banking center and top market share in Des Plaines Schaumburg is contiguous to existing MBHI branch in Roselle Arlington Heights - attractive mix of retail and commercial customers and close to BFFC's Long Grove facility

Compelling Chicago MSA Deposit Market Share Of the 15 markets in Chicago MSA - Top 5 in 11 Ranked # 1 in 5 markets. Ranked # 2 in 1 market. Ranked # 3 in 2 markets. Ranked # 4 in 2 markets. Ranked # 5 in 1 market. Ranked # 1 in 5 markets Ranked # 2 in 1 market Ranked # 3 in 2 markets Ranked # 4 in 2 markets Ranked # 5 in 1 market

Deposit Market Share

Increase In Core Deposits and Improved Mix

Comparable Loan Portfolio

Solid Credit Quality At September 30, 2002* MBHI COVB Pro Forma Non-Performing Assets / Assets 0.41% 0.85% 0.50% Non-Performing Assets / Loans + OREO 0.66 0.98 0.75 Non-Performing Loans / Loans 0.74 0.85 0.70 Net Charge-Offs / Average Loans 0.13 0.11 0.12 Allowance / Gross Loans 0.88 1.32 1.01 Allowance / Non-Performing Loans 1.36x 1.57x 1.44x * MBHI figures adjusted for BFFC acquisition

Pro Forma Earnings Impact

Transaction Costs ($ in millions) One-Time Transactional Costs Pre-Tax Amount Severance Expenses $4.0 Professional Fees 1.7 Data Processing & Systems Conversion 1.4 Branch Facility & Equipment Improvements 0.4 Other Expenses 3.3 Total Transaction Costs (pre-tax) $10.8 Total Transaction Costs (after-tax) $6.5

Estimated Cost Savings ($ in millions) Source of Cost Savings Pre-Tax Amount Compensation and Benefits $1.6 Data Processing & Systems 0.7 Advertising & Marketing 0.7 Professional Fees 0.5 General & Administrative 0.1 Total Cost Savings (pre-tax) $3.7 Total Cost Savings (after-tax) $2.2 Revenue enhancement opportunities identified but not factored into analysis: BOLI, Brokerage, Insurance, Loan Participations, and Investment Portfolio Reallocation 25.0% of COVB's non-interest expense base

Comparative Performance to Peers At September 30, 2002 ($ in millions) Performance Measures MBHI* COVB Pro Forma IL Peers** ROAA (%) 1.28 1.12 1.24 1.10 ROAE (%) 21.72 14.45 20.10 13.82 Net Interest Margin (%) 3.53 3.68 3.56 3.75 Efficiency Ratio (%) 48.64 52.90 49.59 56.10 * Includes acquisition of BFFC **Median peer group value. Illinois bank holding companies, traded on NYSE, AMEX, or NASDAQ with assets between $500 million to $10 billion. Peer group includes AMFI, BUSE, CORS, FMBI, FOBB, MBFI, NSFC, OSBC, PNBC, PVTB, QCRH, UBCD, and WTFC Total Assets $2,135.3 $600.5 $2,751.9 $1,580.7

Manageable Integration Similar banking cultures and community bank philosophies Comparable human resource benefits and programs Common focus on high-quality credits Similar deposit products and services - smooth customer conversion Experienced transition teams to manage business lines integration No branch overlap in local markets Information systems key providers experienced with conversions of COVB system and software People Business Facilities and Systems

BFFC and COVB Timetable BFFC Acquisition-SEC Approval BFFC Proxy & Shareholders Approval BFFC Systems Integration COVB Acquisition Definitive Agreement COVB Acquisition SEC Approval COVB /MBHI Proxies & Shareholder Approval COVB Systems Integration Projected Date Sept. 02 Oct. 02 Nov. 02 Dec. 02 Jan. 03 Feb. 03 Mar. 03 Apr. 03 May 03

Transaction Summary Creates an efficient 20 banking center network with an above average revenue growth potential Dominant market share in markets served Transaction diversifies commercial real estate portfolio Financially compelling: accretive to GAAP & Cash EPS in first full year of operations Identified, achievable cost savings Revenue enhancement opportunities identified but not factored into analysis Improves liquidity for shareholders Expands the depth of management and resources throughout pro forma company Manageable integration